BLACKROCK
400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

October 12, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares, Inc.

   File Nos. 811-09102 and 33-97598

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares Inc. (the “Company”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the iShares Emerging Markets Local Currency Bond Fund (the “Fund”), a series of the Company, so that it will become effective on October 17, 2011, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares, Inc.

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary